		EXHIBIT 12

ALICO, INC.

Computation of Ratios:

2004	Current Assets	125,925
	Current Liabilities	10,136

	125,925 divided by 10,136 =	12.42:1

2003	Current Assets	90,204
	Current Liabilities	10,124

	90,204 divided by 10,124 =	8.90:1